
07087924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
PROCESSING
RECEIVED
DEC 2 7 2007
WASH. D.C.
185
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO



Date: December 21, 2007

Laura Stein
Senior Vice President - General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

Audited Financial Statements and Supplemental Schedule

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
Years Ended June 30, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

0711-0884070

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Audited Financial Statements and Supplemental Schedule

Years Ended June 30, 2007 and 2006

Contents

Ernst & Young

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, Puerto Rico 00917-1951

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and Employee Benefits Committee
The Clorox Company Employee Retirement Investment Plan for Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2007 and 2006, and the changes in its net assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst + Young LLP

December 21, 2007

Stamp No. 2273355
affixed to
original of
this report.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30	
	2007	**2006**
Assets		
Cash and cash equivalents	**$ 28,901**	$ –
Investments, at fair value	**5,017,501**	4,707,586
Contributions receivable from employer	**301,711**	252,672
Net assets available for benefits at fair value	**5,348,113**	4,960,258
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	**12,427**	–
Net assets available for benefits	**$ 5,360,540**	$ 4,960,258

0711-0884070

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended June 30	
	2007	**2006**
Additions		
Investment income:		
Interest income and dividends	**$ 281,496**	$ 130,637
Net appreciation in fair value of investments	**204,996**	208,358
Total investment income	**486,492**	338,995
Contributions:		
Participants	**307,060**	227,112
Employers	**386,760**	339,477
Total contributions	**693,820**	566,589
Total additions	**1,180,312**	905,585
Deductions		
Benefit payments to participants	**780,030**	288,468
Total deductions	**780,030**	288,468
Net increase	**400,282**	617,117
Net assets available for benefits:		
Beginning of year	**4,960,258**	4,343,141
End of year	**$ 5,360,540**	$ 4,960,258

See accompanying notes.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

June 30, 2007 and 2006

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which was established effective December 1, 1996, is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") serves as the Plan's record-keeper and custodian.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary value sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2007 and 2006, the Parent Company approved value sharing contribution of 7.00% and 7.49%, respectively, of eligible compensation. The value sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company, not to exceed 7% of that eligible participant's compensation. Fully-vested participants will either receive amounts in excess of 7% up to 12% in cash or have such amounts contributed on their behalf to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees.

1. Description of the Plan (continued)

Value Sharing Contributions (continued)

Non-vested participants had value sharing contributions in excess of the 7% credited to their accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the value sharing contributions.

Participant Contributions

Participants may elect, immediately after their date of hire, to contribute 4% of their base pay. Contributions may be determined based on percentages from 2% to 10% of their total Plan defined compensation to their separate accounts each payroll period. Participant contributions, including catch-up contributions, are subject to limits specified under the Puerto Rico Internal Revenue Code of 1994, as amended. Participants may elect to change their contribution percentages at any time.

Matching Contributions

The Companies match 100% of the eligible participant's contributions, up to a maximum of $1,000 per participant per Plan year. Employees are eligible for the Companies' match after completing one year of service.

Investment Options

Participants direct their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in The Clorox Company's common stock, mutual funds, and a money market fund.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon. During 2007 and 2006 plan years, participants' vested interest in the Value Sharing contribution is determined in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3	34%
4	66%
5	100%

1. Description of Plan (continued)

In October 2007, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2007 that changes the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour service on or after July 1, 2007 will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criteria are met.

1. Description of Plan (continued)

Participant Loans

Participants may obtain up to two loans for a minimum of $1,000 and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at time of the loan. Principal and accrued interest is repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at fiscal year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stocks, including the Parent Company's common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. Participation units in the common collective trust fund are valued at a unit price determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date basis.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of June 30, 2007 and 2006, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. Under such circumstances, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at July 1, 2006.

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Beginning in the fiscal year ended June 30, 2007, the Plan invested in investment contracts through participation in the T. Rowe Stable Value Fund ("Stable Value Fund"), a common collective trust fund. Upon adoption of the FSP, the Plan recorded its investment in the Stable Value Fund at fair value and recorded an adjustment for the portion of the Stable Value fund related to the fully benefit responsive investment contracts from fair value to contract value of $12,427 as of June 30, 2007, in the accompanying statements of net assets available for benefits.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	June 30	
	2007	**2006**
The Clorox Company Common Stock	$ **1,352,152**	$ 1,494,512
T. Rowe Price Stable Value Fund	**744,988**	–
Federated Prime Obligation Money Market Fund	–	1,039,467
Participants' loans	**598,264**	518,740
Balanced fund	**419,451**	376,892
T. Rowe Price Growth Stock Fund	**238,772**	194,797
Vanguard Target RTMT 2035	**318,679**	*

* Do not represent more than 5% of the Plan's assets available for benefits.

The Plan's investments (including investments purchased, sold, and held during the year) had net appreciation in fair value as determined by quoted market prices as follows:

	Year Ended June 30	
	2007	**2006**
The Clorox Company Common Stock	$ **18,877**	$ 120,357
Shares of registered investment companies	**186,119**	88,001
Net appreciation in fair value of investments	$ **204,996**	$ 208,358

4. Related Party Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of June 30, 2007 and 2006. T. Rowe Price was the record keeper as defined by the Plan and, therefore, transactions qualify as party-in-interest.

Certain Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price has been the recordkeeper since April 1, 2004.

5. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury department dated August 10, 1999, stating that the Plan meets the requirements of section 1165e (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. The Plan has requested a new determination letter based on the plan amendment made to include Clorox Commercial Company's (an affiliate) employees as participants of the Plan. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Reconciliation of Financial Statements to Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As result, the following is a reconciliation of the Statement of Net Assets Available for Benefits per the financial statements at June 30, 2007 to the net assets available for the benefits expected to be reported in the Plan's Form 5500:

	2007
Net assets available for benefits per the financial statements	$ 5,360,540
Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts	(12,427)
Net assets available for benefits per the Form 5500	$ 5,348,113

6. Reconciliation of Financial Statements to Form 5500 (continued)

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. As result, the following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements at June 30, 2007 to the statements of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500:

	2007
Total investment income per the financial statements	$ 486,492
Adjustment from contract value to fair value for interest in common collective trust related to fully benefit-responsive investment contracts	(12,427)
Total investment income per the Form 5500	$ 474,065

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760
Plan Number: 007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

June 30, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value
*	The Clorox Company Common Stock	21,773 shares	$	1,352,152
	Mutual Funds:			
	Europacific Growth Fund State Street	3703 shares		192,649
	Vanguard Explorer Fund	376 shares		28,980
	Vanguard Institutional Index Fund	876 shares		120,467
	Vangard Target Retirement Income Fund	449 shares		4,873
	Vanguard Target RTMT 2015	626 shares		8,250
	Vanguard Target RTMT 2025	111,111 shares		154,787
	Vanguard Target RTMT 2035	21,344 shares		318,679
	Vanguard Target RTMT 2045	4,557 shares		70,236
	Vanguard Mid-Cap Index, Institutional	2,792 shares		61,435
*	T. Rowe Price Balanced Fund	18,971 shares		419,451
*	T. Rowe Price Mid-Cap Growth Fund	3,550 shares		219,515
*	T. Rowe Price Small Cap. Value Mutual Fund	3,213 shares		143,475
	Vanguard Intermediate Term Bond Index Fund	33,740 shares		340,528
*	T. Rowe Price-Growth Stock Fund	6,949 shares		238,772
				2,322,097
	Common collective trust fund:			
	T. Rowe Price Stable Value Common Trust Fund	757,414 shares		744,988
*	Participant Loans	Interest rates ranging from 5.0 to 10.5%, due in one to five years from date of loan		598,264
	Total Investments		$	5,017,501

**Indicates a party-in-interest to the Plan.*

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

0711-0884070



Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, Puerto Rico 00917-1951

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-41131 pertaining to the Clorox Company Employee Retirement Investment Plan for Puerto Rico of our report dated December 21, 2007, with respect to the financial statements and schedule of the Clorox Company Employee Retirement Investment Plan for Puerto Rico included in this Annual Report on Form 11-K for the year ended June 30, 2007.

Ernst & Young LLP

San Juan, Puerto Rico
December 21, 2007

END